
August 3, 2022

Svai Sanford
Chief Financial Officer
Rani Therapeutics Holdings, Inc.
2051 Ringwood Avenue
San Jose, California 95131

      Re: **Rani Therapeutics Holdings, Inc.**
           Registration Statement on Form S-3
           Filed August 1, 2022
           File No. 333-266444

Dear Mr. Sanford:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Josh Seidenfeld, Esq.